FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Moon John C.	2. Date of Event Requiring Statement Month/Day/Year November 18, 2002	4. Issuer Name and Ticker or Trading Symbol Baxter International Inc. BAX
(Last) (First) (Middle) Baxter International Inc. One Baxter Parkway	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer Other (give title below) (specify below) Corporate Vice President	6. If Amendment, Date of Original (Month/Day/Year) November 20, 2002
(Street) Deerfield, IL 60015			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock, $1 par value	34,732	D
Common Stock, $1 par value	2,764.6	I	By 401(k) Plan
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

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FORM 3 (continued)	Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/ Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Option Plan (Right to Buy)	02.16.01	02.15.08	Common Stock $1 par value	4,808	$26.8782	D
Employee Stock Option Plan (Right to Buy)	11.16.01	11.14.08	Common Stock $1 par value	10,452	$29.2102	D
Employee Stock Option Plan (Right to Buy)	11.15.02	11.13.09	Common Stock $1 par value	10,452	$31.4525	D
Employee Stock Option Plan (Right to Buy)	11.13.03	11.12.10	Common Stock $1 par value	42,900	$41.3438	D
Employee Stock Option Plan (Right to Buy)	11.13.03	11.12.10	Common Stock $1 par value	4,900	$41.3438	D
Employee Stock Option Plan (Right to Buy)	12.31.01	11.12.10	Common Stock $1 par value	17,500	$41.3438	D
Employee Stock Option Plan (Right to Buy)	11.26.04	11.25.11	Common Stock $1 par value	51,480	$49.54	D
Employee Stock Option Plan (Right to Buy)	11.17.05	11.16.12	Common Stock $1 par value	36,000	$30.06	D
Deferred Compensation Plan - Baxter Stock Fund(1)	(2)	(2)	Common Stock $1 par value(1)	441.3(3)	1-for-1	D

Explanation of Responses:

(1) Reporting person allocated compensation deferred under Baxter's Deferred Compensation Plan ("Plan") to the Baxter Common Stock Fund notional investment alternative. The value of the reporting person's Plan account is based on the performance of the Baxter Common Stock fund and any other benchmark investment funds selected by the reporting person. Amounts deferred are not actually invested in the Baxter Common Stock Fund or Baxter common stock.
(2) Reporting person's account balance under the Plan is payable in cash after termination of employment or on a future date designated in advance by the reporting person, subject to the terms of the Plan. The reporting person may change investment elections quarterly.
(3) Equal to the reporting person's Baxter Common Stock Fund account balance as of November 18, 2002 divided by the $30.25 which was the closing price of Baxter Common Stock as reported on the New York Stock Exchange on November 18, 2002.

By: /s/ William M. Link, Attorney-in-Fact for John C. Moon **Signature of Reporting Person	April 14, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

POWER OF ATTORNEY

          Know all by these presents, that the undersigned hereby constitutes and appoints each of Jan Stern

Reed, Thomas J. Sabatino, Jr. and William M. Link, signing singly, the undersigned's true and lawful attorney-

in-fact to:

(1)  execute for and on behalf of the undersigned, in the undersigned's capacity as an officer and/or director of Baxter International Inc., Baxter Healthcare Corporation or Baxter World Trade

Corporation (collectively "Baxter") Forms 3, 4, 5 in accordance with Section 16(a) of the Securities

Exchange Act of 1934 and the rules thereunder and Form 144 under Rule 144 under the Securities

Act of 1933;

(2)        do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4, 5, or 144 and complete and execute any amendment or amendments thereto, and timely file any such form with the United

States Securities and Exchange Commission and any stock exchange or similar authority; and

(3)        take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

 The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.  The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is Baxter assuming, any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934 and Rule 144 of the Securities Act of 1933.

         This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file

Forms 3, 4, 5 and 144 with respect to the undersigned's holdings of and transactions in securities issued by Baxter,

unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 18 day of November, 2002.

/s/ John C. Moon